Exhibit 21.1

Subsidiaries (Alphabetically)	State of Inc.
AdaptHealth Holdings LLC	DELAWARE
AdaptHealth Intermediate Holdco	DELAWARE
AdaptHealth LLC	DELAWARE
Americoast LLC DBA Americoast of Maryland LLC	DELAWARE
Associated Healthcare Systems, Inc.	NEW YORK
Braden Partners, L.P.	CALIFORNIA
First Choice Home Medical Equipment, LLC	DELAWARE
Gould’s Discount Medical, LLC	KENTUCKY
Home MediService, LLC	MARYLAND
Med Star Surgical & Breathing Equipment Inc.	NEW YORK
Med-Equip, Inc.	PENNSYLVANIA
Medstar Holdings LLC	DELAWARE
Ocean Home Health Supply LLC	NEW JERSEY
PPS HME Holdings LLC	DELAWARE
Roberts Home Medical, LLC	MARYLAND
Royal DME LLC	DELAWARE
Royal Homestar LLC	DELAWARE
Royal Medical Supply, Inc.	PENNSYLVANIA
TriCounty Medical Equipment and Supply, LLC	PENNSYLVANIA
Verus Healthcare, Inc.	DELAWARE
Verus Healthcare, LLC	DELAWARE